Classification: James Hardie Collaborate EXHIBIT 99.5 Appendix 3Y Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Persio LISBOA
Date of last notice	22 June 2022

+ See chapter 19 for defined terms.
01/01/2011    Appendix 3Y Page 1

Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice
Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Interest in ordinary shares/CUFS of James Hardie Industries plc held in the form of American Depository Receipts (ADRs). The ADRs are issued by Deutsche Bank Trust Company Americas. The registered holder is Merrill Lynch Pierce Fenner, & Smith.

Date of change	9 September 2022
No. of securities held prior to change
•Indirect interest in 9,684 ADRs, equivalent to a holding of 9,684 ordinary shares/CUFS. The registered holder is Merrill Lynch Pierce Fenner, & Smith and they are held on account for the beneficial owner, Persio Lisboa.
•Direct interest in 3,638 ADRs, equivalent to a holding of 3,638 ordinary shares/CUFS.

Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to one ordinary share/CUFS.
Number acquired	658 ADRs, equivalent to a holding of 658 ordinary shares/CUFS.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$16,292.08
No. of securities held after change
Current relevant interest is:
•Indirect interest in 9,684 ADRs, equivalent to a holding of 9,684 ordinary shares/CUFS. The registered holder is Merrill Lynch Pierce Fenner, & Smith and they are held on account for the beneficial owner, Persio Lisboa.
•Direct interest in 4,296 ADRs, equivalent to a holding of 4,296 ordinary shares/CUFS.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issuance of ADRs pursuant to the terms of the James Hardie 2020 Non-Executive Director Equity Plan.

+ See chapter 19 for defined terms.
Appendix 3Y Page 2                01/01/2011

Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice
Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable
Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.
01/01/2011    Appendix 3Y Page 3